Exhibit 4.77

Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on March 27, 2023, in connection with Fazenda Araucária

Parties: Imobiliária Araucária Ltda., as seller; Fabricio Fries, Diógenes Fries and Vanessa Fries, as purchasers.

Purpose: The sale of the ideal fraction of 5,185.02 ha of areas owned by Imobiliária Araucária Ltda. in the Araucária farm, which comprises 3,796.55 ha of arable land, for the total price in Brazilian reais equivalent to three million bags of soybean, to be paid as follows: (i) 25.0% of the total amount, equivalent to the volume of 750,000 bags of soybean, shall be paid in 2023; (ii) 18.0% of the total amount, equivalent to the volume of 540,000 bags of soybean, shall be paid in 2024; (iii) 14.3% of the total amount, equivalent to the volume of 427,500 bags of soybean, shall be paid in 2025; (iv) 14.3% of the total amount, equivalent to the volume of 427,500 bags of soybean, shall be paid in 2026; (v) 14.3% of the total amount, equivalent to the volume of 427,500 bags of soybean, shall be paid in 2027; and (vi) 14.3% of the total amount, equivalent to the volume of 427,500 bags of soybean, shall be paid in 2028.